5
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549 SCHEDULE 13G
Under the Securities Exchange Act of
1934 (Amendment Number 2)

FirstFed Financial Corp.
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

337-907-10-9
CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No:  337-907-10-9

1
Name of Reporting Person and S.S.or I.R.S.
Identification Number of Above Persons:
   Tiger Management L.L.C.
2
Check the Appropriate Box if a Member
of a Group:
(a) [  ]
(b) [  ]

3
SEC Use Only:

4
Citizenship or Place of Organization:
Delaware

5 Sole Voting Power:          -0-
6 Shared Voting Power:        -0-
7 Sole Dispositive Power:     -0-
8 Shared Dispositive Power:   -0-

9
Aggregate Amount Beneficially Owned by Each
Reporting Person:  -0-

10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
0%

12
Type of Reporting Person:
   IA

Cusip No:  337-907-10-9

1
Name of Reporting Person and S.S.or
I.R.S. Identification Number of Above
Persons:
   Tiger Performance L.L.C.

2
Check the Appropriate Box if a Member
of a Group:
(a) [  ]
(b) [  ]

3
SEC Use Only:

4
Citizenship or Place of Organization:
Delaware

5 Sole Voting Power:          -0-
6 Shared Voting Power:        -0-
7 Sole Dispositive Power:     -0-
8 Shared Dispositive Power:   -0-

9
Aggregate Amount Beneficially Owned by Each Reporting
Person:
   -0-

10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9): 0%

12
Type of Reporting Person:
   IA

Cusip Number:  337-907-10-9

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person: Panther
Partners, L.P

2
Check the Appropriate Box if a Member of a Group:
(a) [  ]
(b) [  ]

3
SEC Use Only:

4
Citizenship or Place of Organization:
   Delaware

5  Sole Voting Power:          -0-
6  Shared Voting Power:        -0-
7  Sole Dispositive Power:     -0-
8  Shared Dispositive Power:   -0-

9
Aggregate Amount Beneficially Owned by Each
Reporting Person:
   -0-

10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
   0%

12
Type of Reporting Person:
   IV  PN

Cusip Number:  337-907-10-9

1
Name of Reporting Person and
S.S. or I.R.S. Identification Number of Above
   Persons: Panther Management Company, L.P.

2
Check the Appropriate Box if a Member of a Group:
(a) [  ]
(b) [  ]

3
SEC Use Only:

4
Citizenship or Place of Organization:
Delaware

5  Sole Voting Power:          -0-
6  Shared Voting Power:        -0-
7  Sole Dispositive Power:     -0-
8  Shared Dispositive Power:   -0-

9
Aggregate Amount Beneficially Owned by Each
   Reporting Person: -0-

10
Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

11
Percent of Class Represented by Amount in Row (9):
   0%

12
Type of Reporting Person:
   IA  PN

Cusip Number:  337-907-10-9

1
Name of Reporting Person and S.S. or I.R.S.
Identification Number of Above Person:

Julian H. Robertson, Jr.

2
Check the Appropriate Box if a Member of a
Group:
(a) [  ]
(b) [  ]

3
SEC Use Only:

4
Citizenship or Place of Organization:
   U.S.

5  Sole Voting Power:          -0-
6  Shared Voting Power:        -0-
7  Sole Dispositive Power:     -0-
8  Shared Dispositive Power:   -0-

9
Aggregate Amount Beneficially Owned by Each Reporting
Person:
   -0-

10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares:

11
Percent of Class Represented by Amount in Row (9):
0%

12
Type of Reporting Person:
   IN

Item 1(a) FirstFed Financial Corp.

Item 1(b) 401 Wilshire Boulevard Santa Monica, California
90401-1490

Item 2(a) This statement is filed on behalf of  Tiger
Management L.L.C.("TMLLC"), Tiger Performance L.L.C.
("TPLLC"), Panther Partners, L.P.("Panther") and Panther
Management Company, L.P. ("PMCLP").
Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC, TPLLC and PMCLP.

Item 2(b) The address of each reporting person is 101
Park Avenue, New York, NY  10178

Item 2(c) Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d) Common Stock $.01 par value

Item 2(e) 337-907-10-9

Item 3 Panther is an (d) investment company registered under Section 8 of the Investment Company Act. Each of
TMLLC, TPLLC and PMCLP is an (e) investment adviser registered under Section 203 of the Investment Advisers
Act of 1940.

Item 4 Ownership as of December 31, 1996 is incorporated by reference to items (5) - (9) and(11) of the cover page pertaining to each reporting person.

Item 5 The reporting persons have ceased to be the

beneficial owners of more than 5% of the class.

Item 6 Not applicable

Item 7 Not applicable

Item 8 Not applicable

Item 9 Not applicable

Item 10 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1997


TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

PANTHER PARTNERS, L.P.
By: Panther Management Company, L.P.,
its General Partner

By: Panther Management Corporation,
its General Partner

/s/ Nolan Altman,
Chief Financial Officer

PANTHER MANAGEMENT COMPANY, L.P.

By: Panther Management Corporation,
its General Partner

/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
BY:  /s/ Nolan Altman

Under Power of Attorney dated
1/27/95
On file with Schedule 13G for
Kohl's Corporation 2/7/95

AGREEMENT

The undersigned agree that this Amendmend Number 2 to
Schedule 13G dated February 10, 1997 relating to shares of common stock of FirstFed Financial Corp.
shall be filed on behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

PANTHER PARTNERS, L.P.

By: Panther Management Company, L.P.,
its General Partner

By: Panther Management Corporation,
its General Partner

/s/ Nolan Altman,
Chief Financial Officer

PANTHER MANAGEMENT COMPANY, L.P.

By: Panther Management Corporation,
its General Partner

/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

BY:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95